Givaudan

RECEIVED

2006 DEC 12 A 10:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06019132

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 07.12.2006
RG
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media release: Givaudan sells repurchased shares under buy back program	07.12.2006	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Dw 12/13

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan

RECEIVED

2006 DEC 12 A 10:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan sells shares repurchased under Buy Back program

Geneva, Switzerland, 7 December 2006 - In accordance with the publication on 27 April 2006 prolonging Givaudan's third Share Buy Back program until 31 May 2007, Givaudan announces that it has sold 133'800 shares repurchased under that program. The proceeds of the sale amount to a total of approximately CHF 144 million and will be used for the purpose of financing the acquisition of Quest.

Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com